UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 11-K

               (x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                     For the fiscal year end December 31, 1998

                                        OR

               { } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                    For the transition period from      to

                       Commission file number 0-6890

       Mechanical Technology Incorporated MTI Savings and Retirement Plan
                                 (Title of Plan)

                         Mechanical Technology Incorporated
                               (Issuer of Securities)
                               968 Albany-Shaker Road
                               Latham, New York 12110
                      (Address of Principal Executive Office)

Item 4:

                                                                     Page
                                                                     ____
Financial Statements
____________________

Mechanical Technology Incorporated MTI Savings and
Retirement Plan

        Report of Independent Accountants                            4


	Statements of net assets available for benefits at
                December 31, 1998 and 1997                           5

	Statement of changes in net assets available for
		benefits for the years ended December 31, 1998
                and 1997                                             6


        Notes to financial statements                                7-20

        Supplemental schedule of assets held for
                investment purposes                                  21

        Supplement schedules of reportable transactions              22-23


Exhibits

        Consent of Independent Accountants                           24

                            REQUIRED INFORMATION

Mechanical Technology Incorporated MTI Savings and Retirement Plan
(the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Item 4 and incorporated herein by this reference.


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Mechanical Technology Incorporated
                                         MTI Savings and Retirement Plan


DATE:  June 28, 1999                     BY: s/Cynthia A. Scheuer
                                             ____________________
                                             Cynthia A. Scheuer
                                             Employer, as Plan Sponsor and
                                             Plan Representative

                  	Report of Independent Accountants


To the Participants and Administrator of Mechanical Technology Incorporated MTI Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers L.L.P
June 14, 1999

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1998 and December 31, 1997

				                DECEMBER 31,
				         1998	       		1997
                                         ____                   ____
ASSETS

        Cash and cash equivalents        $          -           $     26,932

	Investments in MTI stock fund,
        at fair value
        (cost 1998, $314)                         327                      -

	Investments in registered
        investment companies,
        at fair value
        (cost 1998,  $14,633,054)          15,940,420              6,452,487

	Investments in pooled
        separate accounts, at
        fair value                                  -              1,421,185

	Guaranteed investment
        contracts, at contract value                -              9,435,386

        Participant notes receivable           92,352                173,262
                                         ____________            ___________

           Total investments               16,033,099             17,482,320

	Contributions receivable -
        employer                                5,191                  2,688
	Contributions receivable -
        participants                           11,997                  6,284
                                         ____________           ____________

           Total assets                    16,050,287             17,518,224
                                         ____________           ____________

NET ASSETS AVAILABLE FOR BENEFITS        $ 16,050,287           $ 17,518,224
                                         ============           ============


The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORTED
MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1998 and December 31, 1997


                                                     DECEMBER 31,
                                                 1998           1997
                                                 ____           ____
Additions to net assets attributed to:
	Investment income:
          Interest                              $    809,753   $     898,533
          Net appreciation in fair
          value of investments                     1,969,991       1,749,481
                                                 ___________    ____________
                                                   2,779,744       2,648,014
          Less investment expenses                    22,914          53,982
                                                 ___________    ____________

          Net investment income                    2,756,830       2,594,032
                                                 ___________    ____________
	Contributions:
          Employer                                   201,996         288,873
          Participant                                391,950         632,739
          Rollovers                                        -           5,797
                                                 ___________    ____________

                                                     593,946         927,409

                                                 ___________    ____________
          Total additions                          3,350,776       3,521,441
                                                 ___________    ____________


Deductions from net assets attributed to:
          Benefits paid to participants            4,804,745       4,626,552
          Employee forfeitures                        13,968          17,220
                                                 ___________    ____________
          Total deductions                         4,818,713       4,643,772
                                                 ___________    ____________

Net decrease prior to transfers                   (1,467,937)     (1,122,331)
Transfer (Note 9)                                          -      (2,454,807)
                                                 ___________    ____________
Net decrease                                      (1,467,937)     (3,577,138)

                                                 ___________    ____________
Net assets available for benefits:
          Beginning of year                       17,518,224      21,095,362
                                                 ___________    ____________
          End of year                           $ 16,050,287   $  17,518,224
                                                 ===========    ============

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS



1.	DESCRIPTION OF PLAN

The following brief description of the Mechanical Technology Incorporated
MTI Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.


A. General

The Plan is a defined contribution plan covering substantially all employees of Mechanical Technology Incorporated (Plan Sponsor). Effective
July 1, 1998, employees are eligible to participate in the Plan after completing 6 months of service and attaining the age of 21. Prior to July 1, 1998, employees were eligible to participate upon the first day of the month following completion of at least one thousand hours of service during any consecutive twelve-month period commencing with the employee's date of hire and the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

B. Contributions

Participant contributions:

The Plan permits pre-tax (basic) participant contributions through compensation deferrals not to exceed the greater of 15% of compensation or the maximum permitted by the Internal Revenue Code.

Participants may also elect to make after-tax (voluntary) contributions to the Plan not exceeding 9% of compensation.

Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Plan Sponsor contributions:

The Plan Sponsor matches, on a
discretionary basis, participant basic contributions. Matching contributions have, in the past, been as much as 4% of credited compensation, as defined in the Plan agreement.

The Plan Sponsor may also make additional discretionary profit sharing contributions for the benefit of plan participants employed on the last day of the Plan's fiscal year. Profit sharing contributions, if any, are allocated to plan participants based on the ratio of participant compensation to the total compensation of all eligible plan participants.

C. Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Plan Sponsor's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. As of July 1, 1998, a participant is fully vested in the Plan Sponsor matching and discretionary contribution portion of their accounts plus actual earnings thereon upon the earliest of completing five years of credited service, previously seven years; the event of death, disability or retirement; MTI terminates or freezes the Plan.

E. Investment Options

Participants may
direct the investment of contributions in multiples of 5% in any of the investment options identified below, as selected by the Plan's trustees. Changes to the investment fund designations may be made daily through the Plan's third party record-keeper. The fund's investment strategies are subject to change and future performance cannot be guaranteed.

                                                      Number of Participants
Investment Options Available as of July 1998          as of December 31, 1998
____________________________________________          _______________________

MTI Stock Fund                                                              2
MFS/F&C International Growth Fund                                           7
MFS Global Growth Fund                                                     64
MFS Emerging Growth Fund                                                   88
MFS Total Return Fund                                                      75
MFS Bond Fund                                                              64
MFS Fixed Fund                                                            171
Massachusetts Investors Growth Stock Fund                                  97
Massachusetts Investors Trust Fund                                         49


MTI Stock Fund

The fund is a unitized fund which invests in Mechanical Technology Incorporated common stock and maintains a portion of the fund in money market investments.

MFS/F&C International Growth Fund

The fund's foreign growth
securities may include securities of more-established companies which represent opportunities for long-term growth. The fund may invest up to 100% of its total assets in foreign securities and up to 25% in emerging market securities. The fund may also invest in derivative securities.

MFS Global Growth Fund

The fund
invests primarily in securities in three market sectors: U.S. emerging growth, foreign growth, and emerging markets. The fund may invest up to 100% of its total assets in foreign and emerging market securities and generally will invest between 25% and 75% in such securities. The fund may also invest up to 35% in high-yield securities and may invest in derivative securities.

MFS Emerging Growth Fund

The fund invests primarily in emerging growth companies that display the potential to become major enterprises. The fund may invest up to 25% of its total assets in foreign and emerging market securities. The fund may also invest in derivative securities.

MFS Total Return Fund

At least 25% of
the fund's assets will be invested in fixed-income securities, and at least 40% and no more than 75% of assets will be invested in stocks. The fund may also invest in derivative securities.

MFS Bond Fund

The fund invests at least 80% of
its assets in investment-grade bonds, including U.S. government securities and high-grade corporate debt. The fund may invest up to 20% of its assets in high-yield securities. The fund may also invest in derivative securities.

MFS Fixed Fund

The fund strives to maintain a stable $1 unit value by investing primarily in stable-value investment contracts issued by major insurance companies, and major banks. Not more than 20% of the fund shall be positioned in any individual issuer.

Massachusetts Investors Growth Stock Fund

The fund
emphasis is placed on companies that the fund manager believes has strong management, a successful track record, a history of consistent long-term earnings growth and the potential for market leadership. The fund may invest up to 50% of its total assets in foreign and emerging market securities. The fund may also invest in derivative securities.

Massachusetts Investors Trust Fund

The fund invests primarily in stocks representing well-known companies across a wide range of industries. The fund may invest up to 35% of its total assets in foreign and emerging market securities. The fund may also invest in derivative securities.

Investment Options Available Through June 1998
______________________________________________

Fidelity Asset Manager

The fund was diversified among domestic and foreign stocks, bonds, and short-term and money market instruments, seeking a high total return with reduced risk over the long term.

Fidelity Magellan

The fund invested in
securities convertible into common stock of domestic, foreign, and multinational issuers of all sizes to increase the value of the fund's shares over the long term.

MassMutual Government Reserve

The fund invested primarily
in cash, United States Treasury or Agency securities, and other investments that are issued or guaranteed by the United States Government, its agencies and instrumentalities.

MassMutual Destiny Conservative

The fund invested primarily
in common stocks, publicly traded bonds and short-term interest bearing investments with a primary focus on income and capital preservation.

MassMutual Destiny Moderate

The fund invested primarily in common stocks, publicly traded bonds and short-term interest bearing investments with a primary focus on achieving growth through a balance of income and capital appreciation.

MassMutual Destiny Aggressive

The fund invested primarily in common stocks, publicly traded bonds and short-term interest bearing investments with a primary focus on capital appreciation.

MassMutual Destiny Equity

The fund
invested primarily in foreign and domestic common stocks, including small capitalization common stocks.

MassMutual International Equity

The fund invested
primarily in common stocks of companies domiciled in foreign countries with no more than 25% of its assets invested in common stock of the United States and Canada.

Guaranteed Investment Contracts

Investments in a Government Separate
Account that had its underlying investments in a portfolio of Government Securities. It was a separate pool of investments independent from the general assets of Mass Mutual.

Investments in guaranteed investment contracts issued by insurance companies.

Fidelity Equity Income II

The fund had the flexibility to
invest the balance in all types of domestic and foreign securities, including bonds. The fund also considered the potential for capital appreciation.


Fidelity Blue Chip

The fund invested primarily in a diversified portfolio of common stocks of well-known and established companies.

Fidelity Contrafund

The fund invested mainly in equity securities of companies where value is not fully recognized by the public. The issuing company may be unpopular but have promising improvements on the horizon such as new products or a change in management. The fund could also invest in any type of security that might produce capital appreciation.

F. Participant notes receivable

Plan
participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from
(to) the participant notes fund. Loan terms range from 1 to 5 years. The loans are collateralized by the balance in the participant's account and bear interest at the Prime interest rate plus 2 percent on the date the loan is made. Interest rates range from 8 to 10.5 percent. Principal and interest is paid ratably through monthly payroll deductions.

G. Payment of benefits

Normal retirement age is 65. The Plan permits early retirement at age 55 with five years of service. Upon retirement, disability or death, a participant or beneficiary may elect to receive his or her vested individual account balance of more than $5,000 in the form of an annuity, a lump-sum payment or monthly installments over the recipient's life expectancy, not exceeding ten years. A participant or beneficiary with a vested individual account balance under $5,000 will receive a lump-sum payment.

A terminated participant is entitled to
a lump-sum payment of the vested interest in his or her account. A terminated participant with five or less years of service forfeits the right to receive a portion of the accumulated benefit attributable to Plan Sponsor contributions.

H. Forfeited Accounts

At December 31, 1998, forfeited non-vested accounts totaled $ 72,096. These amounts will be used to first pay Plan administrative expenses, then to reduce future employer contributions.

I. Plan Administrative Costs

The Company pays both the annual trustee fees and the annual audit fees of the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES

A. Basis of preparation

The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Use of Estimates

The preparation of financial
statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C. Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

D. Investment Valuation and Income Recognition

The Plan's investments
are stated at fair value except for its investment contracts which are valued at contract value (Note 4). Shares of registered investment companies and pooled separate accounts are valued at quoted market prices which represent the net asset value of shares or units held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases
and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets
Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses (computed on average cost) and the unrealized appreciation (depreciation) on those investments.

E. Payments of Benefits

Benefits are recorded when paid.

F. Reclassification

Certain 1997 amounts have been reclassified to conform with the 1998 presentation.

3.      INVESTMENTS

Except for its investment contracts with insurance companies (Note 4), the Plan's investments are held by an investment company. The following table presents the fair values of investments, which includes investments that represent 5 percent or more of total plan assets.


                                           DECEMBER 31, 1998
                                                Cost/
                                  Number        Contract       Fair
                                  of Shares     Value          Value
                                  _________     ________       _____

Investments at Fair Value as
Determined
by Quoted Market Prices

MTI Stock Fund                           29  $       314 $       327
                                              ==========  ==========
Registered investment companies:

MFS/F&C International Growth Fund     2,564  $    42,580 $    39,873
MFS Global Growth Fund               13,910      282,910     269,994
MFS Emerging Growth Fund             87,517    2,974,778   3,903,270
MFS Total Return Fund                46,825      763,688     700,505
MFS Bond Fund                        21,291      288,977     282,965
MFS Fixed Fund                    7,401,375    7,401,375   7,401,375
Massachusetts Investors Growth
Stock Fund                          154,862    2,029,414   2,463,857
Massachusetts Investors
Trust Fund                           43,387      849,332     878,581
                                              __________  __________

                                             $14,633,054 $15,940,420
                                              ==========  ==========

Investments at Estimated Fair Value

Participant notes receivable                 $    92,352 $    92,352
                                              ==========  ==========

        Total                                $14,725,720 $16,033,099
                                              ==========  ==========



Investment income of the Plan is as follows:              Year Ended
Net appreciation in fair value of investments:            December 31,
Investments at fair value as determined                      1998
by quoted market prices:
        MTI stock fund                                    $         13
        Registered investment companies                      2,818,366
        Pooled separate accounts                               142,515
                                                           ___________
                                                             2,960,894
	Investments at contract value:
          Guaranteed investment contracts                     (990,903)
                                                           ___________
                                                          $  1,969,991
                                                           ===========

                                           DECEMBER 31, 1997
                                                Cost/
                                  Number        Contract
                                  of Units      Value          Fair Value
                                  ________      ________       __________


Investments at Fair Value as Determined
by Quoted Market Prices

Registered investment companies:

Fidelity Asset Manager             126,122             *   $    2,063,806
Fidelity Magellan                  151,296             *        2,911,801
Fidelity Contrafund                  5,016             *          918,936
Fidelity Equity Income II            1,629             *          281,367
Fidelity Blue Chip                   1,605             *          276,577
                                                            _____________
                                                           $    6,452,487
Pooled separate accounts:                                   =============

Government Reserves                  1,809             *   $      232,618
Destiny Conservative                   500             *           74,147
Destiny Moderate                     1,286             *          201,431
Destiny Aggressive                   1,964             *          320,718
Destiny Equity                       2,969             *          539,477
International Equity                   235             *           52,794
                                                            _____________

                                                           $    1,421,185
                                                            =============

Investments at Estimated Fair Value

Participant notes receivable                  $  173,262   $      173,262
                                               =========    =============

Investments at Contract Value

Various guaranteed investment contracts
with insurance companies with interest
rates ranging from 6.84% to 7.30% and
maturing at various dates through
January 3, 2000.                                       *   $    9,435,386
                                                            =============

        Total                                              $   17,482,320
                                                            =============
	*Information is not available.

Investment income of the Plan is as follows:                 Year Ended
Net appreciation in fair value of investments:               December 31,
Investments at fair value as determined                          1997
by quoted market prices:                                     ____________
        Registered investment companies                    $    1,565,279
        Pooled separate accounts                                  184,202
                                                            _____________
                                                           $    1,749,481
                                                            =============

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan entered into investment contracts with insurance companies
(the Companies). The Companies maintained the contributions in a pooled account. The account was credited with actual earnings on the underlying investments (principally bank certificates of deposit) and charged for Plan withdrawals and administration expenses charged by the Companies. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Companies. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

These contracts provided a liquidity guarantee by financially responsible third parties of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the on-going Plan. The average yield on their contracts was 4.03% and 7.05% for the years ended December 31, 1998 and December 31, 1997 respectively.

5.      INFORMATION CERTIFIED BY INVESTMENT CUSTODIANS

The investments at fair and contract value, interest income, net appreciation in fair value of investments, benefits paid to participants and employee forfeitures presented in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997 have been certified by the Plan's investment custodian.

6.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7.      CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investments in guaranteed income deposits with insurance companies. To reduce credit risk, the Plan places these investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

8.      INCOME TAX STATUS

An application for Determination Letter will be filed in July 1999 with the Internal Revenue Service (IRS) by the Plan Sponsor . The Plan trustees believe that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated in 1998, when the Plan changed record-keepers and trustees. The Plan had a Determination Letter dated February 8, 1996 for the Plan in effect through June 30, 1998.

9. 	TRANSFER

On June 27, 1997, Plug Power, L.L.C. ("Plug Power") was formed and employees
were transferred from the Plan Sponsor to Plug Power.   Plug Power
established its own benefit plan and the accounts of employees transferred were transferred to the Plug Power plan during the third quarter of 1997.

10.	PLAN AMENDMENT AND RESTATEMENT

Effective July 1, 1998, the Plan changed its record-keeper to MFS Retirement Services, Inc. and its trustee to Reliance Trust Company. In connection with this change, the plan was amended and restated. Significant Plan changes include:

	a.  Vesting over a five year period.

        b. Forfeitures are used first to pay the Plan's administrative expenses and excess may be used to reduce matching contributions.

11.     ALLOCATION OF NET ASSETS

Allocation of net assets available for plan benefits at December 31, 1998 is as follows:

                                                                                     MASS-
                    MFS/F&C                                                          ACHUSETTS   MASS-      PART-
                    INTER-     MFS       MFS         MFS                             INVESTORS   ACHUSETTS  ICIPANT
            MTI     NATIONAL   GLOBAL    EMERGING    TOTAL     MFS       MFS         GROWTH      INVESTORS  NOTES
            STOCK   GROWTH     GROWTH    GROWTH      RETURN    BOND      FIXED       STOCK       TRUST      RECEIV-
            FUND    FUND       FUND      FUND        FUND      FUND      FUND        FUND        FUND       ABLE     TOTAL
            --------------------------------------------------------------------------------------------------------------
ASSETS

Cash and
cash
equivalents $   -   $      -   $      -  $        -  $      -  $      -  $        -  $        -  $       -  $     -  $         -

Investments
in MTI stock
fund, at
fair value    327          -          -           -         -         -           -           -          -        -          327

Investments
in registered
investment
companies, at
fair value      -     39,873    269,994   3,903,270   700,505   282,965   7,401,375   2,463,857    878,581        -   15,940,420

Investments
in pooled
separate
accounts, at
fair value      -          -          -           -         -         -           -           -          -        -            -

Guaranteed
investment
contracts, at
contract
value           -          -          -           -         -         -           -           -          -        -            -

Participant
notes
receivable      -          -          -           -         -         -           -           -          -   92,352       92,352

Contributions
receivable -
employer       10         22        377         769       680       476       1,509         994        354        -        5,191

Contributions
receivable -
participants   15         34        805       2,114     1,311       887       2,825       2,470        994      542       11,997
             -------------------------------------------------------------------------------------------------------------------

Total assets  352     39,929    271,176   3,906,153   702,496   284,328   7,405,709   2,467,321    879,929   92,894   16,050,287
             -------------------------------------------------------------------------------------------------------------------

NET ASSETS
AVAILABLE
FOR
BENEFITS     $352   $ 39,929   $271,176  $3,906,153  $702,496  $284,328  $7,405,709  $2,467,321  $ 879,929  $92,894  $16,050,287
             ===================================================================================================================

The accompanying notes are an integral part of the financial statements.


Allocation of net assets available for plan benefits at December 31, 1997 is as follows:


                                     -----------------------MASS MUTUAL-----------------------
             FIDELITY                GOVERN-   DESTINY  DESTINY   DESTINY             INTER-
             ASSET       FIDELITY    MENT      CONSER-  MOD-      AGGRESS-  DESTINY   NATIONAL
             MANAGER     MAGELLAN    RESERVES  VATIVE   ERATE     IVE       EQUITY    EQUITY
             ---------------------------------------------------------------------------------
ASSETS

Cash and
cash
equivalents  $        -  $        -  $      -  $     -  $      -  $      -  $      -  $      -

Investments
in MTI stock
fund, at fair
value  -              -           -         -        -         -         -         -         -

Investments
in registered
investment
companies, at
fair value    2,063,806   2,911,801         -        -         -         -         -         -

Investments
in pooled
separate
accounts, at
fair value            -           -   232,618   74,147   201,431   320,718   539,477    52,794

Guaranteed
investment
contracts,
at contract
value  -              -           -         -        -         -         -         -         -

Participant
notes
receivable            -           -         -        -         -         -         -         -

Contributions
receivable -
employer              -           -         -        -         -         -         -         -

Contributions
receivable -
participants          -           -         -        -         -         -         -         -
             ---------------------------------------------------------------------------------

Total assets  2,063,806   2,911,801   232,618   74,147   201,431   320,718   539,477    52,794
             ---------------------------------------------------------------------------------

NET ASSETS
AVAILABLE
FOR
BENEFITS     $2,063,806  $2,911,801  $232,618  $74,147  $201,431  $320,718  $539,477  $ 52,794
             =================================================================================

                                                     PART-
                                                     ICIPANT
             FIDELITY  FIDELITY   FIDELITY           NOTES     GUARANTEED
             CONTRA-   EQUITY     BLUE               RECEIV-   INVESTMENT
             FUND      INCOME II  CHIP      OTHER    ABLE      CONTRACTS   TOTAL
             -------------------------------------------------------------------
ASSETS

Cash and
cash
equivalents  $      -  $       -  $      -  $26,932  $      -  $        -  $    26,932

Investments
in MTI stock
fund, at fair
value  -            -          -         -        -         -           -            -

Investments
in registered
investment
companies,
at fair value 918,936    281,367   276,577        -         -           -    6,452,487

Investments
in pooled
separate
accounts, at
fair value          -          -         -        -         -           -    1,421,185

Guaranteed
investment
contracts,
at contract
value  -            -          -         -        -         -   9,435,386    9,435,386

Participant
notes
receivable          -          -         -        -   173,262           -      173,262

Contributions
receivable -
employer            -          -         -    2,688         -           -        2,688

Contributions
receivable -
participants        -          -         -    6,284         -           -        6,284
             -------------------------------------------------------------------------

Total assets  918,936    281,367   276,577   35,904   173,262   9,435,386   17,518,224
             -------------------------------------------------------------------------

NET ASSETS
AVAILABLE
FOR
BENEFITS     $918,936  $ 281,367  $276,577  $35,904  $173,262  $9,435,386  $17,518,224
             =========================================================================
The accompanying notes are an integral part of the financial statements.

Changes in net assets available for plan benefits for the Year Ended December 31, 1998 is as follows:
                                                                                                MASS-
                          MFS/F&C                                                               ACHUSETTS
                          INTER-     MFS        MFS          MFS                                INVESTORS
                   MTI    NATIONAL   GLOBAL     EMERGING     TOTAL      MFS        MFS          GROWTH
                   STOCK  GROWTH     GROWTH     GROWTH       RETURN     BOND       FIXED        STOCK
                   FUND   FUND       FUND       FUND         FUND       FUND       FUND         FUND
                   ---------------------------------------------------------------------------------------
Additions to
net assets
attributed
to:
Investment
Income:

Interest           $   -  $    835   $ 20,472   $   35,115   $ 94,465   $  8,032   $  168,221   $  196,512
Net
appreciation
(depreciation)
in fair
value of
investments           13    (2,657)   (12,603)     652,819    (62,365)    (5,684)     775,826      299,822
                   ---------------------------------------------------------------------------------------
Net investment
income                13    (1,822)     7,869      687,934     32,100      2,348      944,047      496,334
                   ---------------------------------------------------------------------------------------
Less
investment
expenses               -         2          2           12          5          3           56           18
                   ---------------------------------------------------------------------------------------
                      13    (1,824)     7,867      687,922     32,095      2,345      943,991      496,316
Contributions:
Employer             109       752      4,792       14,955      7,596      3,962       32,260       15,436
Participant          205       901     11,254       35,836     16,962      9,482       69,366       38,259
Rollovers              -         -          -            -          -          -            -            -
                   ---------------------------------------------------------------------------------------
                     314     1,653     16,046       50,791     24,558     13,444      101,626       53,695
                   ---------------------------------------------------------------------------------------
Total
additions            327      (171)    23,913      738,713     56,653     15,789    1,045,617      550,011
                   ---------------------------------------------------------------------------------------
Deductions
from net
assets
attributed to:

Benefits paid
to participants        -       262          -      143,187        333          -      189,421       19,892

Employee
forfeitures            -        37          -        3,145         47          -            -        3,267
                   ---------------------------------------------------------------------------------------
Total
deductions             -       299          -      146,332        380          -      189,421       23,159
                   ---------------------------------------------------------------------------------------
Net increase/
(decrease)
prior to
interfund
transfers            327      (470)    23,913      592,381     56,273     15,789      856,196      526,852
                   ---------------------------------------------------------------------------------------
Transfers              -    40,087    245,593    3,324,261    643,069    258,678    6,640,854    1,933,611
Loan activity
transfers              -       256        488        1,283      2,142        346       12,429        4,223        2,360
Interfund
transfers              -         -          -      (14,655)      (979)     8,152     (108,104)        (829)
                   ---------------------------------------------------------------------------------------
Net increase         327    39,873    269,994    3,903,270    700,505    282,965    7,401,375    2,463,857
                   ---------------------------------------------------------------------------------------
Net assets
available for
benefits:
Beginning of year      -         -          -            -          -          -            -            -
                   ---------------------------------------------------------------------------------------
End of year        $ 327  $ 39,873   $269,994   $3,903,270   $700,505   $282,965   $7,401,375   $2,463,857
                   =======================================================================================

                   MASS-
                   ACHU-                PART-
                   SETTS                ICIPANT
                   INVESTORS            NOTES
                   TRUST                RECEIV-  SUB-
                   FUND       OTHER     ABLE     TOTAL
                   -----------------------------------------
Additions to
net assets
attributed
to:
Investment
Income:

Interest           $  37,653  $     -   $ 4,749  $   566,054

Net
appreciation
(depreciation)
in fair
value of
investments           30,117        -         -    1,675,288
                   -----------------------------------------
                      67,770        -     4,749    2,241,342
Less
investment
expenses                   4        -         -          102
                   -----------------------------------------
Net investment
income                67,766        -     4,749    2,241,240
                   -----------------------------------------
Contributions:
Employer               7,667    5,191         -       92,720
Participant           17,768   11,997         -      212,030
Rollovers                  -        -         -            -
                   -----------------------------------------
                      25,435   17,188         -      304,750
                   -----------------------------------------
Total
additions             93,201   17,188     4,749    2,545,990
                   -----------------------------------------
Deductions
from net
assets
attributed to:

Benefits paid
to participants       12,470        -         -      365,565

Employee
forfeitures            2,129        -         -        8,625
                   -----------------------------------------
Total
deductions            14,599        -         -      374,190
                   -----------------------------------------
Net increase/
(decrease)
prior to
interfund
transfers             78,602   17,188     4,749    2,171,800
                   -----------------------------------------
Transfers            681,204        -   111,130   13,878,487
Loan activity
transfers              2,360           -  (23,527)        -
Interfund
transfers            116,415        -         -            -
                   -----------------------------------------
Net increase         878,581   17,188    92,352   16,050,287
                   -----------------------------------------
Net assets
available for
benefits:
Beginning of year          -        -         -            -
                   -----------------------------------------
End of year        $ 878,581  $17,188   $92,352  $16,050,287
                   =========================================
The accompanying notes are an integral part of the financial statements.

Changes in net assets available for plan benefits for the Year Ended December 31, 1998 is as follows:
                                              ---------------------------MASSMUTUAL----------------------
                   FIDELITY                   GOVERN-    DESTINY      DESTINY       DESTINY
                   ASSET         FIDELITY     MENT       CONSER-      MOD-          AGGRESS-      DESTINY
                   MANAGER       MAGELLAN     RESERVES   VATIVE       ERATE         IVE           EQUITY
                   --------------------------------------------------------------------------------------
Additions to
net assets
attributed
to:
Investment
Income:

Interest           $    34,269   $    7,765   $  5,726   $         -  $         -   $         -   $         -

Net
appreciation
(depreciation)
in fair
value of
investments            183,049      603,854          -         7,965       16,644        34,475        70,769
                   ------------------------------------------------------------------------------------------
                       217,318      611,619      5,726         7,965       16,644        34,475        70,769
Less
investment
expenses                 2,734        3,754        442           272          463           599           738
                   ------------------------------------------------------------------------------------------
Net investment
income                 214,584      607,865      5,284         7,693       16,181        33,876        70,031
                   ------------------------------------------------------------------------------------------
Contributions:
Employer                11,650       10,485      3,510         2,648        8,832         9,512         5,025
Participant             28,191       23,604      7,295         4,759       14,086        22,909        16,838
Rollovers                    -            -          -             -            -             -             -
                   ------------------------------------------------------------------------------------------
                        39,841       34,089     10,805         7,407       22,918        32,421        21,863
                   ------------------------------------------------------------------------------------------
Total
additions              254,425      641,954     16,089        15,100       39,099        66,297        91,894
                   ------------------------------------------------------------------------------------------
Deductions
from net
assets
attributed to:
Benefits paid
to participants        418,296      658,505     55,482        24,760       75,061        41,290       163,200
Employee
forfeitures                359            -      1,748           333            -           353             -
                   ------------------------------------------------------------------------------------------
Total
deductions             418,655      658,505     57,230        25,093       75,061        41,643       163,200
                   ------------------------------------------------------------------------------------------
Net (decrease)/
increase
prior to
interfund
transfers             (164,230)     (16,551)   (41,141)       (9,993)     (35,962)       24,654       (71,306)
                   ------------------------------------------------------------------------------------------
Transfers           (1,830,046)  (2,318,375)  (178,696)     (393,035)    (108,593)     (328,232)     (414,256)
Loan activity
transfers                    -            -          -             -            -             -             -
Interfund
transfers              (69,530)    (576,875)   (12,781)      328,881      (56,876)      (17,140)      (53,915)
                   ------------------------------------------------------------------------------------------
Net
decrease            (2,063,806)  (2,911,801)  (232,618)      (74,147)    (201,431)     (320,718)     (539,477)
                   ------------------------------------------------------------------------------------------
Net assets
available for
benefits:

Beginning of year    2,063,806    2,911,801    232,618        74,147      201,431       320,718       539,477
                   ------------------------------------------------------------------------------------------
End of year        $         -   $        -   $      -   $         -  $         -   $         -   $         -
                   ==========================================================================================

                   MASS-                                                    PART-
                   MUTUAL                                                   ICIPANT
                   INTER-    FIDELITY     FIDELITY    FIDELITY              NOTES        GUARANTEED
                   NATIONAL  CONTRA-      EQUITY      BLUE                  RECEIV-      INVESTMENT   SUB
                   EQUITY    FUND         INCOME II   CHIP       OTHER      ABLE         CONTRACTS    TOTAL          TOTAL
                   ----------------------------------------------------------------------------------------------------------------
Additions to
net assets
attributed
to:
Investment
Income:

Interest           $      -  $        -   $       -   $      -   $      -   $    5,817   $  190,122   $     243,699  $      809,753

Net
appreciation
(depreciation)
in fair
value of
investments          12,662     217,939      44,490     93,759          -            -     (990,903)        294,703       1,969,991
                   ----------------------------------------------------------------------------------------------------------------
                     12,662     217,939      44,490     93,759          -        5,817     (800,781)        538,402       2,779,744
Less
investment
expenses                 83       1,120         426        524          -            -       11,657          22,812          22,914
                   ----------------------------------------------------------------------------------------------------------------
Net investment
income               12,579     216,819      44,064     93,235          -        5,817     (812,438)        515,590       2,756,830
                   ----------------------------------------------------------------------------------------------------------------
Contributions:
Employer                906       6,353       2,731      2,611     (2,688)           -       47,701         109,276         201,996
Participant           3,158      22,327      12,304      4,892    (33,216)     (64,759)     117,532         179,920         391,950
Rollovers                 -           -           -          -          -            -            -               -               -
                   ----------------------------------------------------------------------------------------------------------------
                      4,064      28,680      15,035      7,503    (35,904)     (64,759)     165,233         289,196         593,946
                   ----------------------------------------------------------------------------------------------------------------
Total
additions            16,643     245,499      59,099    100,738    (35,904)     (58,942)    (647,205)        804,786       3,350,776
                   ----------------------------------------------------------------------------------------------------------------
Deductions
from net
assets
attributed to:
Benefits paid
to participants      15,019     142,811     115,213     11,648          -        3,190    2,714,705       4,439,180       4,804,745

Employee
forfeitures               -         379         779        768          -            -          624           5,343          13,968
                   ----------------------------------------------------------------------------------------------------------------
Total
deductions           15,019     143,190     115,992     12,416          -        3,190    2,715,329       4,444,523       4,818,713
                   ----------------------------------------------------------------------------------------------------------------
Net (decrease)
increase
prior to
interfund
transfers             1,624     102,309     (56,893)    88,322    (35,904)     (62,132)  (3,362,534)     (3,639,737)     (1,467,937)
                   ----------------------------------------------------------------------------------------------------------------
Transfers           (40,087) (1,005,886)   (131,268)  (681,204)         -     (111,130)  (6,337,679)    (13,878,487)              -
Loan activity
transfers                 -           -           -          -          -            -            -               -               -
Interfund
transfers           (14,331)    (15,359)    (93,206)   316,305          -            -      264,827               -               -
                   ----------------------------------------------------------------------------------------------------------------
Net
(decrease)          (52,794)   (918,936)   (281,367)  (276,577)   (35,904)    (173,262)  (9,435,386)    (17,518,224)     (1,467,937)
                   ----------------------------------------------------------------------------------------------------------------
Net assets
available for
benefits:
Beginning of year    52,794     918,936     281,367    276,577     35,904      173,262    9,435,386      17,518,224      17,518,224
                   ----------------------------------------------------------------------------------------------------------------
End of year        $      -  $        -   $       -   $      -   $      -   $        -   $        -   $           -  $   16,050,287
                   ================================================================================================================
The accompanying notes are an integral part of the financial statements.


Changes in net assets available for plan benefits for the Year Ended December 31, 1997 is as follows:


                                                   -------------------------MASS MUTUAL-------------------------------
                   FIDELITY                        GOVERN-       DESTINY       DESTINY       DESTINY
                   ASSET           FIDELITY        MENT          CONSER-       MOD-          AGGRESS-      DESTINY
                   MANAGER         MAGELLAN        RESERVES      VATIVE        ERATE         IVE           EQUITY
                   ---------------------------------------------------------------------------------------------------
Additions to
net assets
attributed
to:
Investment
Income:

Interest           $      74,099   $      54,330   $    11,887   $         -   $         -   $         -   $         -

Net
appreciation
in fair
value of
investments              358,463         808,461             -         8,502        32,027        45,008        90,939
                   ---------------------------------------------------------------------------------------------------
                         432,562         862,791        11,887         8,502        32,027        45,008        90,939
Less
investment
expenses                   6,130           9,299         1,076           295           937         1,147         1,316
                   ---------------------------------------------------------------------------------------------------
Net investment
income                   426,432         853,492        10,811         8,207        31,090        43,861        89,623
                   ---------------------------------------------------------------------------------------------------
Contributions:
Employer                  28,847          36,477         6,184         3,679        18,872        24,815        19,345
Participant               83,672          85,375        14,635         9,646        39,015        57,333        46,599
Rollovers                  2,899           2,898             -             -             -             -             -
                   ---------------------------------------------------------------------------------------------------
                         115,418         124,750        20,819        13,325        57,887        82,148        65,944
                   ---------------------------------------------------------------------------------------------------
Total
additions                541,850         978,242        31,630        21,532        88,977       126,009       155,567
                   ---------------------------------------------------------------------------------------------------
Deductions
from net
assets
attributed to:
Benefits paid
to participants          566,923       1,028,587        32,185           135         6,433        25,631         6,439
Employee
forfeitures                2,791           8,302         1,231             -           875         1,111         1,456
                   ---------------------------------------------------------------------------------------------------
Total
deductions               569,714       1,036,889        33,416           135         7,308        26,742         7,895
                   ---------------------------------------------------------------------------------------------------
Net (decrease)
increase
prior to
interfund
transfers                (27,864)        (58,647)       (1,786)       21,397        81,669        99,267       147,672
                   ---------------------------------------------------------------------------------------------------
Transfers               (210,736)       (850,939)       (3,027)         (929)      (45,876)      (28,065)      (43,315)
Interfund
transfers                (68,063)       (214,773)            -             -        (2,547)       31,109       170,452
                   ---------------------------------------------------------------------------------------------------
Net (decrease)
increase                (306,663)     (1,124,359)       (4,813)       20,468        33,246       102,311       274,809
                   ---------------------------------------------------------------------------------------------------
Net assets
available for
benefits:
Beginning of year      2,370,469       4,036,160       237,431        53,679       168,185       218,407       264,668
                   ---------------------------------------------------------------------------------------------------
End of year        $   2,063,806   $   2,911,801   $   232,618   $    74,147   $   201,431   $   320,718   $   539,477
                   ===================================================================================================


                   MASS-                                                        PART-
                   MUTUAL                                                       ICIPANT
                   INTER-     FIDELITY   FIDELITY    FIDELITY                   NOTES        GUARANTEED
                   NATIONAL   CONTRA-    EQUITY      BLUE                       RECEIV-      INVESTMENT
                   EQUITY     FUND       INCOME II   CHIP          OTHER        ABLE         CONTRACTS     TOTAL
                   -----------------------------------------------------------------------------------------------------
Additions to
net assets
attributed
to:

Investment
Income:

Interest           $      -   $      -   $       -   $         -   $         -  $   15,458   $   742,759   $     898,533

Net
appreciation
in fair
value of
investments           7,726    208,400      90,526        99,429             -           -             -       1,749,481
                   -----------------------------------------------------------------------------------------------------
                      7,726    208,400      90,526        99,429             -      15,458       742,759       2,648,014
Less
investment
expenses                 95      2,367       1,122         1,182             -           -        29,016          53,982
                   -----------------------------------------------------------------------------------------------------
Net investment
income                7,631    206,033      89,404        98,247             -      15,458       713,743       2,594,032
                   -----------------------------------------------------------------------------------------------------
Contributions:
Employer              1,326     21,550       8,923         4,862         2,688           -       111,305         288,873
Participant           2,111     55,930      25,134        11,997        33,216    (152,023)      320,099         632,739
Rollovers                 -          -           -             -             -           -             -           5,797
                   -----------------------------------------------------------------------------------------------------
                      3,437     77,480      34,057        16,859        35,904    (152,023)      431,404         927,409
                   -----------------------------------------------------------------------------------------------------
Total
additions            11,068    283,513     123,461       115,106        35,904    (136,565)    1,145,147       3,521,441
                   -----------------------------------------------------------------------------------------------------
Deductions
from net
assets
attributed to:
Benefits paid
to participants           -    119,634     227,698       228,755             -     (14,011)    2,398,143       4,626,552
Employee
forfeitures               -         62           -            62             -           -         1,330          17,220
                   -----------------------------------------------------------------------------------------------------
Total
deductions                -    119,696     227,698       228,817             -     (14,011)    2,399,473       4,643,772
                   -----------------------------------------------------------------------------------------------------
Net (decrease)
increase
prior to
interfund
transfers            11,068    163,817    (104,237)     (113,711)       35,904    (122,554)   (1,254,326)     (1,122,331)
                   -----------------------------------------------------------------------------------------------------
Transfers           (65,755)  (263,609)    (40,904)     (152,736)            -     (35,809)     (713,107)     (2,454,807)
Interfund
transfers           107,481     70,689      24,007       152,776             -           -      (271,131)              -
                   -----------------------------------------------------------------------------------------------------
Net (decrease)
increase             52,794    (29,103)   (121,134)     (113,671)       35,904    (158,363)   (2,238,564)     (3,577,138)
                   -----------------------------------------------------------------------------------------------------
Net assets
available for
benefits:
Beginning of year         -    948,039     402,501       390,248             -     331,625    11,673,950      21,095,362
                   -----------------------------------------------------------------------------------------------------
End of year        $ 52,794   $918,936   $ 281,367   $   276,577   $    35,904  $  173,262   $ 9,435,386   $  17,518,224
                   =====================================================================================================
The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
Line 27a - Schedule of Assets Held for Investment Purposes


(a) (b)Identity of (c)Description of  (d)Cost          (e)Current
       issue,         investment                          Value
       borrower,      including
       lessor,        maturity date,
       or similar     rate of interest,
       party          collateral,
                      par or maturity
                      value

       Mechanical
       Technology
       Incorporated   Common Stock       $       314      $       327
       MFS            F&C International
                      Growth Fund             42,580           39,873
       MFS            Global Growth Fund     282,910          269,994
       MFS            Emerging Growth
                      Fund                 2,974,778        3,903,270
       MFS            MA Investors
                      Growth Fund          2,029,414        2,463,857
       MFS            MA Investors
                      Trust Fund             849,332          878,581
       MFS            Total Return Fund      763,688          700,505
       MFS            Bond Fund              288,977          282,965
       MFS            Fixed Fund           7,401,375        7,401,375
       Participant
       Notes          8 - 10.5%                    -           92,352
                                          __________       __________

Total investments                        $14,633,368      $16,033,099
                                          ==========       ==========

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS AND RETIREMENT PLAN
Line 27d - Schedule of Reportable Transactions
Individual Transactions - For the Year Ended December 31, 1998
Net asset value as of December 31, 1997 = $17,518,224


(a)Identity (b)Description of asset (c)Purchase (d)Selling (e)Lease (f)Expense (g)Cost of (h)Current value (i)Net gain
   of party   (include interest rate   price       price      rental   incurred   asset      of asset on      or (loss)
   involved    and maturity in                                         with                  transaction
               case of a loan)                                         transaction           date

   MFS         Emerging Growth Fund    1,005,886   N/A        N/A      N/A        1,005,886  1,005,886        -
   MFS         Emerging Growth Fund    2,318,375   N/A        N/A      N/A        2,318,375  2,318,375        -
   MFS         Massachusetts Investors
               Growth Stock Fund       1,830,047   N/A        N/A      N/A        1,830,047  1,830,047        -
   MFS         Fixed Fund              5,038,838   N/A        N/A      N/A        5,038,838  5,038,838        -
   MFS         Fixed Fund              1,665,138   N/A        N/A      N/A        1,665,138  1,665,138        -


MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS AND RETIREMENT PLAN
Line 27d - Schedule of Reportable Transactions
Series of Transactions - For the Year Ended December 31, 1998
Net Asset Value as of December 31, 1997 = $17,518,224


(a)Identity (b)Description of asset (c)Purchase (d)Selling (e)Lease (f)Expense (g)Cost of (h)Current value (i)Net gain
   of party   (include interest rate   price       price      rental   incurred   asset      of asset on      or (loss)
   involved    and maturity in                                         with                  transaction
               case of a loan)                                         transaction           date




   MFS         Emerging Growth Fund    3,324,261   N/A        N/A      N/A        3,324,261  3,324,261        -
   MFS         Massachusetts Investors
               Growth Stock Fund       1,933,611   N/A        N/A      N/A        1,933,611  1,933,611        -
   MFS         Fixed Fund              6,703,975   N/A        N/A      N/A        6,703,975  6,703,975        -
   MFS         Fixed Fund                953,021   N/A        N/A      N/A          953,021    953,021        -
   Mass Mutual Destiny Aggressive            N/A   387,613    N/A      599          387,613    387,613        -
   Mass Mutual Destiny Conservative          N/A    89,520    N/A      272           89,520     89,520        -
   Mass Mutual Destiny Equity                N/A   632,109    N/A      739          632,109    632,109        -
   Mass Mutual Destiny Moderate              N/A   240,993    N/A      463          240,993    240,993        -
   Mass Mutual International Equity          N/A    69,520    N/A       83           69,520     69,520        -
   Mass Mutual Government Reserve            N/A   249,148    N/A      442          249,148    249,148        -
   Mass Mutual Fidelity Blue Chip            N/A   377,839    N/A      524          377,839    377,839        -
   Mass Mutual Fidelity Contrafund           N/A 1,165,555    N/A    1,120        1,165,555  1,165,555        -
   Mass Mutual Fidelity Equity Income II     N/A   340,892    N/A      426          340,892    340,892        -
   Mass Mutual Fidelity Magellan             N/A 4,135,875    N/A      N/A        3,795,445  4,135,875        -
   Mass Mutual Fidelity Asset Manager        N/A 2,459,548    N/A      N/A        2,300,978  2,459,548        -
   New York    Guaranteed Investment
   Life        Contract                      N/A 1,892,402    N/A      N/A        1,730,380  1,892,402        -

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